EXHIBIT 99.1

Antalpha Reports First Quarter 2026 Results

SINGAPORE, May 19, 2026 (GLOBE NEWSWIRE) -- Antalpha Platform Holding Company (NASDAQ: ANTA) ("Antalpha" or the "Company") today announced its unaudited financial results for the first quarter ended March 31, 2026.

“Antalpha continued to demonstrate the resilience and scalability of its platform in the first quarter, with sustained revenue growth and profitability through a more challenging market environment,” said Paul Liang, Chief Financial Officer of Antalpha. “What stood out in the first quarter of 2026 was how the two distinct sides of Antalpha's platform worked together harmoniously. Our tokenized gold upside captured the constructive move in gold prices, and our lending portfolio, conservatively collateralized and still with no loss of principal to date, continued to reflect the risk discipline that has long defined our business.”

“Our central strategy is to build a comprehensive digital asset infrastructure platform over time, which may include expanding into adjacent opportunities that leverage our core strengths,” continued Mr. Liang. “As our most recent technology platform initiative, we are excited to have launched our Web3 AI agent in beta, bringing on-chain execution, data analytics, and crypto investment tools directly to end users, built on the deep Web3 expertise we have accumulated over our years specializing in this ecosystem. We are also advancing our tokenized gold strategy, which is beginning to generate meaningful yield. We believe these initiatives best position Antalpha to grow meaningfully across multiple dimensions of the digital asset ecosystem.”

First Quarter 2026 Financial Highlights

	For the three Months Ended March 31,
(In US$1 millions, unaudited)	2025	2026	YOY
Total Revenue	$13.6	$20.7	52%
Net income attributable to Antalpha*	$1.5	$2.7	85%
Adjusted EBITDA (non-GAAP)**	$2.5	$13.3	435%
Adjusted EBITDA Margin (non-GAAP)*	18%	64%	46 pts

	As of March 31,
(In US$1 millions, unaudited)	2025	2026	YOY
Supply Chain TVL	$578	$434	-25%
Margin Loan TVL***	$1,189	$1,280	8%
Total Value of Loans (TVL) Facilitated	$1,767	$1,714	-3%

* The Company's Q1 2026 results reflect the consolidated results of the Company and Aurelion (NASDAQ: AURE) following the acquisition of a controlling interest in Aurelion on October 10, 2025, whereas Q1 2025 results represent the Company's standalone results.

** Please see “Non-GAAP Measures” and “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures” below for further information on non-GAAP numbers.

*** Antalpha earns technology platform fees on margin loans, which it acts as an agent and assumes no principal credit exposure.

First Quarter 2026 Performance Highlights

  Resilient Revenue Growth
    Total revenue was $20.7 million, an increase of 52% year-over-year (“YOY”), reflecting continued platform scale despite a challenging market backdrop.

  High-Quality Loan Book
    Maintained disciplined collateral coverage and risk management standards across the platform. As of March 31, 2026:
      Total value of loans (“TVL”) per client increased 36% YOY, indicating deeper client relationships and higher engagement.
      TVL was $1.7 billion, a 3% decrease YOY, reflecting more measured deployment activity in a weaker Bitcoin price environment and substantial loan repayments by certain large borrowers in early 2026.

  Improved Lending Economics
    Net fee margin (“NFM”) increased 21 basis points YOY, demonstrating the platform's continued pricing power and product mix management. The improvement was led by stronger margin loan take rates, while supply chain loan margins remained resilient against a backdrop of evolving product mix.

  Operating Expenses
    Operating expenses excluding unrealized gain on crypto assets were $25.0 million, up 102% YOY, including funding costs of $10.4 million and approximately $3.3 million of one-time restructuring charges and $1.3 million non-cash share-based compensation combined. Non-GAAP operating expenses, which exclude unrealized gain on crypto assets, one-time and non-cash items, were $20.4 million.

  Measured Profitability
    Operating income was $6.6 million, representing an operating margin of 32%, primarily reflecting $10.9 million in unrealized fair value gains on XAUt holdings by Aurelion. Non-GAAP operating income, which excludes one-time and non-cash items of $4.6 million, was $11.2 million, representing a non-GAAP operating margin of 54%.
    Net income attributable to Antalpha was $2.7 million, compared to $1.5 million in the prior-year period. Prior-year figures reflect Antalpha standalone results, as consolidation of Aurelion began in Q4 2025.
    Adjusted EBITDA was $13.3 million, including approximately $12.9 million in unrealized gains related to XAUt holdings. Adjusted EBITDA margin was 64%, compared to 18% in the prior-year period.

  Scaling Tokenized Gold
    Antalpha continued to methodically build its tokenized gold strategy, with a focus on enhancing utility and yield generation.
    In April, the Company began deploying assets into yield-generating protocols, marking a transition toward more productive use of tokenized gold holdings.

Strategic Initiative: Web3 AI -- Building Additional Growth Curve
As a natural extension of its technology platform, Antalpha has begun developing a Web3 AI agent, a new product designed to enable users to interact with blockchain networks, access on-chain data, and execute crypto-related tasks through natural language. The initiative builds directly on the Company's established position at the intersection of crypto financing, blockchain data, and compute infrastructure, extending these capabilities into an adjacent opportunity. The Company's deep Web3 domain expertise and existing client relationships within the Bitcoin mining ecosystem provide a natural and differentiated foundation for this development, and Antalpha is excited about its potential.

In May 2026, the Company launched an early-stage version of the product in beta, with initial market testing underway. The Company is currently focused on product development and market validation. Financial impact—from both a revenue and expense perspective—is not expected to be material in the near term. Further updates will be provided as the initiative progresses.

Outlook
Antalpha expects Q2 2026 revenue between $11 million and $13 million. The Company’s guidance assumes continued demand for crypto-collateralized financing, with market conditions remaining dynamic but broadly consistent with recent trends.

This forecast reflects Antalpha’s current preliminary view, which is subject to substantial risks and uncertainties. The Company is not obliged to update any forward-looking statements, except as required by law.

Conference Call Information
Antalpha’s management will host a conference call today, May 19, 2026, at 8:00 a.m. Eastern Time to discuss the Company’s financial results.

To attend, please register in advance at: https://register-conf.media-server.com/register/BIfb7cbcb3ef3e4019a79ca07ecd069108.
Upon registration, you will receive a calendar invite email that includes dial-in number, passcode, and your unique access PIN.

A live webcast can be accessed at https://edge.media-server.com/mmc/p/4jef7vmv.

A replay of the call will also be available on the Company’s investor relations website at https://ir.antalpha.com.

Non-GAAP Measures
In addition to financial measures presented under generally accepted accounting principles in the United States, or GAAP, Antalpha evaluates non-GAAP financial measures such as non-GAAP operating income, adjusted EBITDA and adjusted EBITDA margin.

The Company believes these adjustments eliminate the effects of certain non-cash and/or non-recurring items that the Company believes complements management’s understanding of its ongoing operational results. However, non-GAAP measures are presented for supplemental informational purposes only, have limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. In addition, other companies, including companies in its industry, may calculate similarly titled non-GAAP measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of its non-GAAP financial measures as tools for comparison. Antalpha will continually evaluate the usefulness of such metrics. The Company believes that non-GAAP measures may be helpful to investors, because they provide consistency and comparability with past financial performance and with how management views its financial performance.

Non-GAAP operating income represents operating income before share-based compensation expenses and one-time restructuring charges. Non-GAAP operating margin represents the ratio between non-GAAP operating income and revenue.

Adjusted EBITDA (non-GAAP) represents net income before interest (if non-operating), taxes, depreciation and amortization, share-based compensation expenses, and one-time restructuring charges, and includes unrealized gain on crypto assets. The Company’s funding cost is an operating item and a significant component of its business. As such, it is not excluded from adjusted EBITDA. Adjusted EBITDA Margin represents the ratio between adjusted EBITDA and revenue.

For more information on non-GAAP financial measures, please see “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures.”

About Antalpha
Antalpha is a leading fintech company specializing in providing financing, technology, and risk management solutions to the Web3 industry. Antalpha offers Bitcoin supply chain and margin loans through the Antalpha Prime technology platform, which allows customers to originate and manage their digital assets loans, as well as monitor collateral positions with near real-time data. Building on this foundation, Antalpha is also exploring AI-powered tools to help users navigate the digital asset space more effectively.

Forward-Looking Statements
This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about Antalpha’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Antalpha’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Antalpha does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts
Investor Contact: ir@antalpha.com

Antalpha Platform Holding Company Condensed Combined and Consolidated Balance Sheets (in USD, unaudited)

	As of December 31,	As of March 31,
	2025	2026
Assets
Current assets:
Cash and cash equivalents	7,850,170	6,009,155
Crypto assets held (including USDC)	12,619,660	52,270,876
XAUt	72,476,837	78,894,054
Accounts receivable	7,971,109	10,928,110
Amounts due from related parties	6,131,139	4,518,763
Loan receivables due from related party, current	—	30,580,728
Loan receivables, current	330,641,034	363,732,258
Prepaid expenses and other current assets	6,626,198	7,144,578
Crypto assets collateral receivable from related party, current	429,876,959	467,883,367
Total current assets	874,193,106	1,021,961,889
Non-current assets:
Deferred tax assets	422,922	726,310
Loan receivables due from related party, non-current	556,920,339	—
Loan receivables, non-current	113,262,652	39,480,308
Crypto assets collateral receivable from related party, non-current	826,968,973	113,038,785
Investment	10,314,161	10,314,161
Goodwill(i)	21,652,968	21,652,968
Other non-current assets(ii)	3,217,379	2,911,231
Total non-current assets	1,532,759,394	188,123,763
Total assets	2,406,952,500	1,210,085,652
Liabilities and shareholders’ equity
Current liabilities:
Amounts due to related parties	5,376,563	3,378,453
Accrued expenses and other current liabilities(iii)	11,663,630	17,251,362
Loan payables due to related party, current	307,535,051	409,180,114
Crypto assets collateral payable to related party, current	—	69,985,480
Crypto assets collateral payable to customers, current	429,075,540	398,023,291
Total current liabilities	753,650,784	897,818,700
Non-current liabilities:
Loan payables due to related party, non-current	720,782,080	90,673,631
Crypto assets collateral payable to related party, non-current	659,615,535	—
Crypto assets collateral payable to customers, non-current	69,021,582	8,200,149
Operating lease liabilities, non-current	1,562,871	1,298,044
Total non-current liabilities	1,450,982,068	100,171,824
Total liabilities	2,204,632,852	997,990,524
Total shareholders’ equity	119,680,242	123,506,723
Non-controlling interests	82,639,406	88,588,405
Total equity	202,319,648	212,095,128
Total liabilities and shareholders’ equity	2,406,952,500	1,210,085,652

(i)	Goodwill resulted from the acquisition of Aurelion on Oct 10, 2025.
(ii)	Other non-current assets include deferred offering costs, property and equipment, right-of-use assets and intangible assets.
(iii)	Accrued expenses and other current liabilities include accrued liabilities, other payables and the current portion of lease liabilities.

Antalpha Platform Holding Company Condensed Combined and Consolidated Statements of Income (in USD, except for shares data, unaudited)

	Three months ended March 31,
	2025	2026
Revenue
Technology financing fee	10,080,373	15,016,781
Technology platform fee	3,516,114	5,706,657
Others	—	246
Total revenue	13,596,487	20,723,684
Operating expenses
Funding cost	6,566,046	10,431,172
Technology and development	1,285,360	2,539,132
Sales and marketing	972,816	4,592,137
General and administrative	3,145,642	7,280,086
Unrealized gain on crypto assets(1)	—	(10,937,197)
Other cost	448,910	187,159
Total operating expenses	12,418,774	14,092,489
Operating income	1,177,713	6,631,195
Non-operating income(2)	706,288	1,262,267
Income before income tax	1,884,001	7,893,462
Income tax expense/(benefit)	428,148	(218,332)
Net income	1,455,853	8,111,794
Net income attributable to non-controlling interests	—	5,421,619
Net income attributable to Antalpha	1,455,853	2,690,175
Foreign currency translation adjustment	—	400,211
Total Comprehensive income	1,455,853	8,512,005
Total comprehensive income attributable to non-controlling interests	—	5,694,763
Total comprehensive income attributable to Antalpha	1,455,853	2,817,242
Weighted average number of ordinary shares
Basic(3)	19,250,000	23,984,593
Diluted(3)	21,826,667	26,520,390
Earnings per share
Basic(3)	0.08	0.11
Diluted(3)	0.07	0.10

(1)	Reflects unrealized fair value gains on XAUt and XAUt collateral receivables due from related party, which are managed under AURE’s core treasury strategy.
(2)	Non-operating income includes other income and fair value changes on crypto assets and liabilities, including unrealized gain on Antalpha Prime’s XAUt assets of $2.0 million for three months ended March 31, 2026.
(3)	Assumes retroactive effect to the reverse stock split effected on Apr 18, 2025.

Antalpha Platform Holding Company Selected Information (in USD, unaudited)

	Three months ended March 31,
	2025	2026(1)
	Antalpha	AA Prime	AURE	AA Group
Total revenue	13,596,487	20,723,684	—	20,723,684
YOY		52%		52%

Funding cost	6,566,046	10,431,172	—	10,431,172
Technology and development	1,285,360	2,539,132	—	2,539,132
Sales and marketing	972,816	4,492,341	99,796	4,592,137
General and administrative	3,145,642	5,377,267	1,902,819	7,280,086
Unrealized gain on crypto assets	—	—	(10,937,197)	(10,937,197)
Other cost	448,910	187,159	—	187,159

Total operating expenses	12,418,774	23,027,071	(8,934,582)	14,092,489
Operating income	1,177,713	(2,303,387)	8,934,582	6,631,195

Operating income (non-GAAP)	1,541,796	1,898,434	9,307,091	11,205,525

Net income attributable to Antalpha	1,455,853	168,030	2,522,145	2,690,175

Adjusted EBITDA	2,490,230	4,401,632	8,919,449	13,321,081
Adjusted EBITDA margin	18%	21%	—	64%

(1)	Antalpha anchored a $100 million PIPE and took control of Aurelion (NASDAQ: AURE) on Oct. 10, 2025. As of Mar 31, 2026, Antalpha holds 73% in voting interest and 32% in equity interest of Aurelion. Antalpha (AA) Prime is Antalpha’s lending business, equivalent to Antalpha prior to the acquisition of Aurelion.

Reconciliation of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures (in USD, unaudited)

	Three months ended March 31,
	2025	2026(1)
	Antalpha	AA Prime	AURE	AA Group
Total Revenue	13,596,487	20,723,684	—	20,723,684

Operating income	1,177,713	(2,303,387)	8,934,582	6,631,195
Add: Share-based compensation	364,083	888,773	372,509	1,261,282
Add: Severance expense	—	3,313,048	—	3,313,048
Operating income (non-GAAP)	1,541,796	1,898,434	9,307,091	11,205,525

Net income	1,455,853	168,030	7,943,764	8,111,794
Add: Share-based compensation	364,083	888,773	372,509	1,261,282
Add: Income tax (benefit) / expense	428,148	(218,332)	—	(218,332)
Add: Depreciation and amortization expense	242,146	250,113	—	250,113
Add: Interest expense	—	—	603,176	603,176
Add: Severance expense	—	3,313,048	—	3,313,048
Adjusted EBITDA(2)	2,490,230	4,401,632	8,919,449	13,321,081

(1)	Antalpha anchored a $100 million PIPE and took control of Aurelion (NASDAQ: AURE) on Oct. 10, 2025. As of Mar 31, 2026, Antalpha holds 73% in voting interest and 32% in equity interest of Aurelion. Antalpha (AA) Prime is Antalpha’s lending business, equivalent to Antalpha prior to the acquisition of Aurelion.
(2)	Adjusted EBITDA includes a total unrealized gain of $12.9 million on XAUt assets for three months ended March 31, 2026.